Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 10, 2016 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2015 and 2014.  The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of Franco-Nevada’s producing and advanced royalty and stream assets.  For additional information, our website can be found at www.franco-nevada.com.

Table of Contents

Overview	3

Highlights	4

Guidance	6

Selected Financial Information	9

Overview of Financial Performance — Q4 2015 to Q4 2014	10

Overview of Financial Performance — 2015 to 2014	28

Financial Condition Review	38

Balance Sheet Review	38

Financial Position, Liquidity and Capital Resources	38

Capital Resources	41

Critical Accounting Estimates	41

New Accounting Standards Issued But Not Yet Effective	43

Outstanding Share Data	44

Internal Control Over Financial Reporting and Disclosure Controls and Procedures	44

Non-IFRS Financial Measures	46

Cautionary Statement on Forward Looking Information	49

Overview

Franco-Nevada is the leading precious metals royalty and stream company by both gold revenue and number of precious metal assets. The Company is precious-metals focused but also has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Counts at March 10, 2016

	Precious Metals	Other Minerals	Oil & Gas	TOTAL
Producing	40	6	59	105
Advanced	34	6	—	40
Exploration	138	38	19	195
TOTAL	212	50	78	340

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•                  Exposure to precious metals price optionality;

•                  A perpetual discovery option over large areas of geologically prospective lands with no cost other than the initial investment;

•                  Limited exposure to many of the risks associated with operating companies;

•                  A free cash-flow business with limited cash calls;

•                  A high-margin business that can generate cash through the entire commodity cycle;

•                  A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and

•                  A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets.  From time to time, financial results are also supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term focus in making its investments and recognizes it is in a cyclical industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its IPO eight years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s Relative Share Price Performance

Highlights

Financial — 3 months

•                  106,312 Gold Equivalent Ounces (“GEOs”)1  earned (2014 — 92,7741), an increase of 14.6% over Q4 2014;

•                  Revenue of $121.3 million (2014 - $123.0 million);

•                  Adjusted EBITDA2 of $95.8 million, or $0.61 per share (2014 - $96.2 million or $0.62 per share);

•                  Margin2 of 79.0% (2014 — 78.2%);

•                  Net loss of $31.4 million, or $0.20 per share (2014 — net income of $1.2 million or $0.00 per share);

1  GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 10 and 28 of this MD&A.

•                  Adjusted Net Income2 of $23.7 million, or $0.15. per share (2014 - $31.6 million or $0.20 per share); and

•                  Operating cash-flow of $88.9 million (2014 - $93.9 million).

Financial — 12 months

•                  360,070 GEOs1 earned (2014 — 293,4151), an increase of 22.7% over 2014;

•                  Revenue of $443.6 million (2014 - $442.4 million);

•                  Adjusted EBITDA2 of $339.3 million, or $2.16 per share (2014 - $356.9 million or $2.37 per share);

•                  Margin2 of 76.5% (2014 — 80.7%);

•                  Net income of $24.6 million, or $0.16 per share (2014 — $106.7 million or $0.71 per share);

•                  Adjusted Net Income2 of $88.9 million, or $0.57 per share (2014 - $137.5 million or $0.91 per share); and

•                  Operating cash-flow of $317.2 million (2014 - $300.9 million).

Corporate

Antapaccay

On February 26, 2016, Franco-Nevada completed the acquisition of a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, precious metals deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

Equity Financing

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $884.3 million after deducting share issue costs of $35.8 million.

Weyburn Unit

On November 6, 2015, Franco-Nevada purchased an additional 0.29% working interest in the Weyburn Unit for C$6.4 million.

Antamina

On October 9, 2015, Franco-Nevada acquired a silver stream from Teck Resources Limited (“Teck”) on production from the Antamina mine located in Peru. In exchange for a $610.0 million advance payment, Franco-Nevada will purchase all recovered silver from Teck’s attributable 22.5% interest in the Antamina mine, subject to a fixed silver payability of 90%.

2  Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 47-49 of this MD&A.

Franco-Nevada will pay 5% of the spot silver price for each ounce delivered under the stream agreement. The stream will reduce by one-third after 86 million ounces of silver have been delivered under the stream agreement, which is estimated to occur in 30 years, assuming current throughput.

Cobre Panama

On November 2, 2015, Franco-Nevada finalized terms of a replacement precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project located in Panama. The changes from the original agreement relate to streamlining reporting arrangements and providing First Quantum with greater flexibility to finance the project while maintaining Franco-Nevada’s security package. The principal commercial terms of the replacement agreement remain the same as the original agreement including that Franco-Nevada will provide a $1.0 billion deposit against future deliveries of gold and silver from Cobre Panama. The deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion. Initial funding of $337.9 million was made by Franco-Nevada on November 3, 2015 using existing cash on hand and the use of Franco-Nevada’s credit facility.

Credit Facility

Franco-Nevada has increased its credit facility to $1.0 billion while maintaining a $250.0 million accordion and extending the maturity to November 12, 2020.

Franco-Nevada drew $480.0 million in aggregate under its credit facility to fund a portion of the Antamina acquisition and Cobre Panama funding with $20.0 million being repaid in December 2015 and $230.0 million being repaid in March 2016. As at March 10, 2016, Franco-Nevada had $230.0 million in debt outstanding.

Candelaria

On July 29, 2015, Franco-Nevada made an additional and final $7.5 million payment to Lundin Mining Corporation due to an increase in reserves following resolution of certain post-closing items pursuant to the Candelaria stream agreement. The amount has been recorded as part of the stream interest.

Ring of Fire

On April 28, 2015, Franco-Nevada acquired royalty rights in the Ring of Fire mining district of Ontario by providing $28.5 million in loan and royalty financing to Noront Resources Ltd.

Dublin Gulch (Eagle)

On January 14, 2015, Franco-Nevada acquired an existing 1.5% NSR and 2.0% gross royalty on certain claims that comprise the Eagle deposit located in the Yukon, Canada for cash consideration of $7.0 million.

The streams and royalties acquired were accounted for as asset acquisitions.

Guidance

The following contains forward looking statements about our guidance for 2016. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward looking statements below, please see the Cautionary Statement and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Franco-Nevada realized record growth from its mineral assets in the fourth quarter and full year 2015. Mineral assets contributed 106,312 GEOs with $4.4 million in revenue from Franco-Nevada’s oil & gas assets for the fourth quarter of 2015, and 360,070 GEOs and $28.0 million in revenue from oil & gas assets for 2015.  This compares to Franco-Nevada’s updated guidance of 347,300 GEOs to 370,000 GEOs and $20.0 million to $30.0 million in revenue from oil & gas assets.

For 2016, Franco-Nevada is expecting to receive between 425,000 and 445,000 GEOs from its mineral assets and $15.0 million to $25.0 million from its oil & gas assets. Of the 425,000 to 445,000 GEOs, Franco-Nevada expects to receive 295,000 to 305,000 GEOs under its various stream agreements compared to 222,670 GEOs in 2015.

GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals were converted to GEOs by dividing the associated revenue, which includes settlement adjustments, by the average gold price for the period. For our 2016 guidance, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,200/oz Au, $15/oz Ag, $900/oz Pt and $500/oz Pd.  For 2016, the WTI oil price is assumed to average $35 per barrel with a $3.50 per barrel price differential for Canadian oil.  2016 guidance assumes the continued steady state of operations from our assets and is also based on the expectations set out below.

We expect to fund approximately $130.0 million to $150.0 million in 2016 in connection with our precious metals stream agreement on Cobre Panama.

More specifically, we expect the following with respect to our key asset categories for 2016:

•                                          Precious Metals — U.S.:  Overall GEOs from U.S. gold assets are expected to be slightly lower in 2016 compared with 2015. Goldstrike royalty ounces are expected to be higher with Barrick’s thiosulphate project continuing to ramp up. Fire Creek/Midas are expected to deliver 8,000 ounces in 2016 pursuant to the agreement. Gold Quarry is expected to deliver 11,293 royalty ounces in 2016 as payments will be based on the minimum royalty provision. GEOs from Stillwater and Bald Mountain are expected to be lower.

•                                          Precious Metals — Canada:  GEOs earned from Canadian assets in 2016 are expected to be slightly lower than 2015 levels. Detour and Hemlo royalty ounces are expected to be higher as Detour continues to ramp-up production and higher production levels are expected at Hemlo. These increases are expected to be partially offset by declines in production from other Canadian assets.

•                                          Precious Metals — Latin America:  GEOs from Latin America will grow significantly with Franco-Nevada benefitting from a full year of production from Antamina and the Antapaccay acquisition.

•                                          Precious Metals — Rest of World:  Rest of World gold assets are expected to generate higher GEOs in 2016 with 12,500 GEOs expected under the Karma stream in 2016.

•                                          Other minerals:  GEOs from other minerals are expected to be lower in 2016 as Osborne has lowered its production forecast.

•                                          Oil & Gas: For 2016, oil & gas revenues are projected to be $15.0 million to $25.0 million reflecting significantly lower oil price assumptions compared to last year.

For 2016, the Company estimates depletion expense to be $250.0 million to $275.0 million.

Selected Financial Information

(in millions, except Average Gold Price, GEOs, Margin and per share amounts)	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013

Statement of Income and Other Comprehensive Income (Loss)
Revenue	$443.6	$442.4	$400.9
Depletion and depreciation	216.3	163.1	129.3
Impairments[1]	62.9	31.5	143.6
Operating income	53.5	156.7	80.3
Net income	24.6	106.7	11.7
Basic earnings per share	$0.16	$0.71	$0.08
Diluted earnings per share	$0.16	$0.70	$0.08
Dividends declared per share	$0.83	$0.60	$0.72
Dividends paid (including DRIP)	$129.0	$118.0	$104.4
Weighted average shares outstanding	156.9	150.5	146.8

Non-IFRS Measures
Average Gold Price	$1,160	$1,266	$1,411
GEOs[2]	360,070	293,415	241,402
Adjusted EBITDA[3]	$339.3	$356.9	$322.5
Adjusted EBITDA[3] per share	$2.16	$2.37	$2.20
Margin[3]	76.5%	80.7%	80.4%
Adjusted Net Income[3]	$88..9	$137.5	$138.3
Adjusted Net Income[3] per share	$0.57	$0.91	$0.94

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$317.2	$332.0	$292.8
Net cash (used in) provided by investing activities	$(1,045.3)	$(815.9)	$1.4
Net cash provided by (used in) financing activities	$374.1	$394.7	$(94.0)

	As at	As at	As at
	December 31, 2015	December 31, 2014	December 31, 2013
Statement of Financial Position
Cash and cash equivalents	$149.2	$592.5	$770.0
Short-term investments	18.8	—	18.0
Total assets	3,674.3	3,466.9	3,044.9
Deferred income tax liabilities	33.2	40.3	30.0
Total shareholders’ equity	3.163.0	3,405.5	2,963.8

Working capital	$253.9	$677.8	$861.2
Debt	457.3	Nil	Nil

1                   Impairments include impairment charges on investments, royalties, streams and working interests.

2                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 10 and 28 of this MD&A.

3                   Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 47-49 of this MD&A.

Overview of Financial Performance — Q4 2015 to Q4 2014

Average Precious Metal Commodity Prices

Quarterly Averages		Q4 2015	Q3 2015	Variance (Q4’15-Q3’15)	Q4 2014	Variance (Q4’15-Q4’14)
Gold[1]	($/oz)	$1,104	$1,124	(1.8)%	$1,200	(8.0)%
Silver[2]	($/oz)	14.76	14.91	(1.0)%	16.47	(10.4)%
Platinum[3]	($/oz)	908	988	(8.1)%	1,229	(26.1)%
Palladium[3]	($/oz)	606	615	(1.5)%	788	(23.1)%
Exchange Rate[4]
CAD		0.7492	0.7639	(1.9)%	0.8806	(14.9)%

1                   Based on London Bullion Market Association (“LBMA”) Gold Price PM

2                   Based on LBMA Silver Price

3                   Based on London PM Fix

4                   Based on Bank of Canada noon rates

The prices of precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. During the fourth quarter of 2015, average gold prices continued to experience significant volatility, trading between $1,049/oz and $1,184/oz with an average price of $1,104/oz. This compares to an average gold price of $1,200/oz for the fourth quarter of 2014, a decrease of 8.0%, and $1,124/oz for the third quarter of 2015. The decline in the average gold price in the quarter occurred primarily as a result of the strengthening of the U.S. dollar, which was due to increasing economic strength in the United States versus concerns over weakening economic performance in Europe and China, as well as the tapering of the monetary stimulus provided by the U.S. Federal Reserve and growing expectations of U.S. interest rate increases starting in late 2015. Platinum and Palladium prices averaged $908/oz and $606/oz for the fourth quarter of 2015 compared to $1,229/oz and $788/oz for the fourth quarter of 2014, decreases of 26.1% and 23.1%, respectively.

Despite the current volatility with commodity prices, the Franco-Nevada business model continues to deliver strong results as it is not impacted by reduced margins at the operator level. Royalty and stream payments/deliveries are based on actual production levels with no adjustments for the operator’s operating costs, with the exception of NPI royalties which are based on the profit of the underlying mining operation.

Average Commodity Prices and Total GEOs

Gold Equivalent Ounces and Revenue

Franco-Nevada continued to grow its GEOs with 106,312 GEOs earned in the fourth quarter of 2015, an increase of 14.6% over the fourth quarter of 2014.  Revenue for the quarter was $121.3 million compared with $123.0 million for the same period of 2014, a decrease of 1.4%. Although GEOs grew, the impact of lower average precious metals and oil prices resulted in lower revenue.

The following table outlines GEOs (excluding oil & gas) and revenue attributable to Franco-Nevada for the three months ended December 31, 2015 and 2014 by commodity, geographical location and type of interest:

For the three months ended December 31,

	Gold Equivalents Ounces[1]			Revenue (in millions)
	2015	2014	Variance	2015	2014	Variance
Commodity
Precious Metals
Gold	79,800	76,279	3,521	$88.0	$92.4	$(4.4)
Silver	17,112	4,021	13,091	18.9	4.8	14.1
PGM	7,523	9,529	(2,006)	7.9	11.3	(3.4)
Precious Metals - Total	104,435	89,829	14,606	114.8	108.5	6.3
Other	1,877	2,945	(1,068)	2.1	3.5	(1.4)
Oil & Gas	—	—	—	4.4	11.0	(6.6)
	106,312	92,774	13,538	$121.3	$123.0	$(1.7)
Geography
United States	20,141	17,350	2,791	$22.2	$21.8	$0.4
Canada	20,215	21,294	(1,079)	26.2	36.4	(10.2)
Latin America	48,243	33,296	14,947	53.6	39.7	13.9
Rest of World	17,713	20,834	(3,121)	19.3	25.1	(5.8)
	106,312	92,774	13,538	$121.3	$123.0	$(1.7)
Type
Revenue-based	26,213	29,373	(3,160)	$29.7	$39.3	$(9.6)
Streams	65,822	54,586	11,236	72.2	61.6	10.6
Profit-based	10,705	6,912	3,793	13.0	13.0	—
Other	3,572	1,903	1,669	6.4	9.1	(2.7)
	106,312	92,774	13,538	$121.3	$123.0	$(1.7)

1  For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page XX of this MD&A.

GEOs (excluding oil & gas) and revenue were earned from the following asset classes:

For the three months ended December 31,

	Gold Equivalents Ounces[1]			Revenue (in millions)
	2015	2014	Variance	2015	2014	Variance
Commodity
Precious Metals
United States	20,064	17,312	2,752	$22.1	$21.9	$0.2
Canada	19,196	21,294	(2,098)	20.7	25.6	(4.9)
Latin America	48,244	33,295	14,949	53.5	39.7	13.8
Rest of World	16,931	17,928	(997)	18.5	21.3	(2.8)
Precious Metals - Total	104,435	89,829	14,606	$114.8	$108.5	$6.3
Other	1,877	2,945	(1,068)	2.1	3.5	(1.4)
Oil & Gas	—	—	—	4.4	11.0	(6.6)
	106,312	92,774	13,538	$121.3	$123.0	$(1.7)

1  For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 10 of this MD&A.

Our portfolio is well-diversified with GEOs being earned from approximately 45 mineral interests and revenue being earned from 45 mineral and 59 oil & gas interests in various jurisdictions.

GEO Reconciliation — Q4 2014 to Q4 2015

GEOs earned from precious metal assets increased by 16.3% to 104,435 GEOs in the fourth quarter of 2015 from 89,829 GEOs in the fourth quarter of 2014. Growth in GEOs from precious metals was mainly attributable to the addition of the Antamina silver stream (13,021 GEOs) and gold NPIs which contributed 3,793 more GEOs in 2015 than 2014. For the quarter, Franco-Nevada earned 10,705 GEOs from our gold NPIs compared with 6,912 GEOs earned from gold NPIs in the same period in 2014.

Revenue from precious metal assets was $114.8 million in Q4 2015 compared with $108.5 million for the same period as 2014. The largest increase came from Latin American assets with Antamina and Candelaria contributing $14.4 million and $24.3 million, respectively, in the quarter.

U.S. GEOs and revenue from precious metals both increased in the fourth quarter of 2015 with 20,064 GEOs and $22.1 million in revenue, up from 17,312 GEOs and $21.9 million in revenue in the fourth quarter of 2014. The growth in GEOs was attributable to higher production from

Goldstrike, both from the NSR and NPI (5,769 GEOs), Mesquite (372 GEOs) and Marigold (250 GEOs). Although GEOs grew by 15.9%, revenue increased by 0.9% due to the impact of lower average commodity prices.

Canadian GEOs and revenue were 19,196 GEOs and $20.7 million, respectively, in the fourth quarter, a decrease of 2,098 GEOs, or 9.9%, and $4.9 million, or 19.1%. The decrease was attributable to:

•                  lower production at Sudbury (1,329 GEOs), Hemlo (742 GEOs), East Timmins (formerly Golden Highway) (639 GEOs) and Kirkland Lake (163 GEOs);

•                  partially offset by higher production at Detour Lake (579 GEOs), Musselwhite (126 GEOs) and Timmins West (67 GEOs) and other assets (3 GEOs).

Latin American assets, which include the recent Candelaria and Antamina acquisitions generated 48,244 GEOs and $53.5 million in revenue in Q4 2015, with the major contributions as follows:

•                  Candaleria’s production was 21,846 GEOs, or 45.3%, of total GEOs from Latin America and Antamina’s production was 13,021 GEOs, or 27.0%, of total GEOs from Latin America assets;

•                  production from Cerro San Pedro and other assets increased which resulted in 181 more GEOs for the quarter when compared to the fourth quarter of 2014;

•                  during the fourth quarter 1,321,101 ounces of silver were converted to GEOs which were received from the Candelaria, Antamina and Cerro San Pedro interests.

Rest of World assets generated 16,931 GEOs and $18.5 million in revenue, decreases of 5.6% and 13.1%, respectively, over 2014 levels, which was attributable to:

•                  one additional month of delivery from Sabodala (1,875 GEOs) and 163 more GEOs from Edikan;

•                  offset by lower production from all the other Rest of World assets, being Cooke 4 (629 GEOs), MWS (555 GEOs), Tasiast (346 GEOs), Subika (344 GEOs), Duketon (243 GEOs) and other assets (918 GEOs); and

•                  revenue was lower due to the lower production and the impact of lower average commodity prices.

Other Minerals generated 1,877 GEOs and $2.1 million in revenue.

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, NPI royalties, net royalty interests (“NRI”), working interests and other. For definitions of the various types of agreements, please refer to our Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

The market prices of gold, silver, PGM, oil and natural gas are the primary drivers of our profitability and our ability to generate operating cash flow for shareholders.

Quarterly Revenue Breakdown

(millions of dollars)

Revenue by Commodity

Three months ended December 31, 2015	Three months ended December 31, 2014

Revenue by Region

Three months ended December 31, 2015	Three months ended December 31, 2014

Revenue for the three and twelve months ended December 31, 2015 was $121.3 million (2014 - $123.0 million) and $443.6 million (2014 - $442.4 million), respectively, and was comprised of the following:

(expressed in millions)

		For the three months ended December 31,		For the twelve months ended December 31,
Property	Interest	2015	2014	2015	2014
PRECIOUS METALS
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$9.5	$3.3	$23.4	$21.9
Stillwater	NSR 5%	3.2	4.8	15.6	22.1
Gold Quarry	NSR 7.29%	2.4	3.5	13.1	14.3
Marigold	NSR 1.75-5%, GR 0.5-4%	2.3	3.3	6.0	7.0
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	2.1	3.5	8.7	8.4
Bald Mountain	NSR/GR 0.875-5%	1.8	3.0	8.2	6.7
Mesquite	NSR 0.5-2%	0.8	0.5	2.1	1.7
Other		—	—	0.4	0.7
Canada
Sudbury	Stream 50%	6.4	8.9	23.2	36.3
Detour Lake	NSR 2%	3.3	2.9	11.7	11.2
East Timmins	NSR 2-15%	2.2	3.4	10.1	11.5
Musselwhite	NPI 5%	3.1	3.0	5.4	4.6
Hemlo	NSR 3%, NPI 50%	3.3	4.7	5.0	9.6
Kirkland Lake	NSR 2.5-5.5%, NPI 20%	1.1	1.3	4.6	4.8
Timmins West	NSR 2.25%	0.8	0.8	3.7	4.0
Canadian Malartic	GR 1.5%	0.5	0.5	1.6	1.2
Other		—	0.1	0.1	0.4
Latin America
Antamina	Stream 22.5% Silver	14.4	—	14.4	—
Candelaria	Stream 68%	24.3	23.9	101.6	23.9
Palmarejo	Stream 50%	13.8	15.0	59.6	66.6
Cerro San Pedro	GR 1.95%	0.7	0.5	2.9	2.0
Other		0.3	0.3	1.2	1.3
Rest of World
MWS	Stream 25%	6.5	7.9	26.2	30.5
Sabodala	Stream 6%, Fixed to 2019	6.1	4.6	28.3	26.3
Subika	NSR 2%	0.9	1.3	4.3	9.0
Tasiast	NSR 2%	1.1	1.5	5.0	7.1
Duketon	NSR 2%	1.6	1.9	6.7	7.1
Edikan	NSR 1.5%	0.9	0.7	3.7	3.4
Cooke 4	Stream 7%	0.7	1.5	4.2	5.0
Other		0.7	1.9	4.5	6.2
		$114.8	$108.5	$405.5	$354.8

OTHER MINERALS		$2.1	$3.5	$10.1	$13.7

OIL & GAS
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	3.5	8.1	21.1	57.8
Midale	ORR 1.14%, WI 1.59%	0.3	0.7	1.8	3.4
Edson	ORR 15%	0.4	0.9	1.7	4.8
Other		0.2	1.3	3.4	7.9
		$4.4	$11.0	$28.0	$73.9

Revenue		$121.3	$123.0	$443.6	$442.4

Oil & Gas Revenue

Averages (C$/bbl)	Q4 2015		Q3 2015		Variance (Q4’15-Q3’15)	Q4 2014		Variance (Q4’15-Q4’14)
Edmonton Light	C$	52.46	C$	55.04	(4.7)%	C$	74.86	(29.9)%
Quality Differential		(8.14)		(4.58)	77.7%		(5.01)	62.5%
Realized oil price	C$	44.32	C$	50.46	(12.2)%	C$	69.85	(36.5)%

Oil & gas revenue was $4.4 million for the quarter (94% oil and 6% gas) compared with $11.0 million for the same period of 2014 (94% oil and 6% gas), a decrease of 60.0%. The decrease is due to lower average oil prices realized in the fourth quarter of 2015. Production for the quarter was 3.6% lower than the fourth quarter of 2014.

Revenue from the Weyburn Unit for the quarter decreased to $3.5 million (2014 - $8.1 million) with $1.1 million earned from the NRI (2014 - $4.7 million), $2.0 million earned from the working interest (2014 - $2.9 million) and $0.4 million earned from the overriding royalties (2014 - $0.5 million). Revenue from the Weyburn NRI was lower due to the reduction in the average oil price partially offset by the increase in the C$/US$ foreign exchange rate.  Actual realized price from the NRI was C$45.87/boe for the quarter, down 31.7% from the realized price of C$67.12/boe for the fourth quarter of 2014.

Costs and Expenses

Costs and expenses for the quarter were $155.7 million compared to $109.2 million in 2014. The following table provides a list of the costs and expenses incurred for the three months ended December 31, 2015 and 2014.

	Three months ended December 31,
(expressed in millions)	2015	2014	Variance
Costs of sales	$24.3	$24.7	$(0.4)
Depletion and depreciation	65.8	48.9	16.9
Corporate administration	2.9	4.4	(1.5)
Business development	(0.1)	0.3	(0.4)
Subtotal	$92.9	$78.3	$14.6
Impairment charges	62.8	30.9	31.9
	$155.7	$109.2	$46.5

Cost of Sales

Costs of sales, which are comprised of the cost of GEOs purchased under stream agreements, cost of prepaid gold ounces, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $24.3 million for the fourth quarter of 2015 compared with $24.7 million for the fourth quarter of 2014.

	Three months ended December 31,
(expressed in millions)	2015	2014	Variance
Per ounce cost of stream sales	$20.8	$20.0	$0.8
Cost of prepaid ounces	1.7	2.6	(0.9)
Production taxes	0.8	0.6	0.2
Oil & gas operating costs	1.0	1.5	(0.5)
	$24.3	$24.7	$(0.4)

The decrease of $0.4 million is attributable to fewer prepaid ounces delivered pursuant to the agreement in the fourth quarter of 2015 when compared to 2014 and lower oil & gas operating costs due to lower production and cost efficiencies implemented by the operators. These decreases were partially offset by higher cost of stream ounces, with 11,236 more stream ounces delivered in 2015 than 2014 and higher net proceeds taxes due to higher revenue. Upon the sale of the gold ounces delivered under the Fire Creek/Midas transaction, Franco-Nevada records an amount of $882.71/oz as a non-cash cost of sale. Franco-Nevada received 65,822 GEOs under its stream agreements compared to 54,586 GEOs received in Q4 2014.

Costs of Sales Reconciliation — Q4 2014 to Q4 2015

(expressed in millions)

Depletion and depreciation

Depletion and depreciation totaled $65.8 million for the quarter compared to $48.9 million in 2014. The increase of $16.9 million is due in part to the Antamina acquisition ($9.0 million), higher production from Goldstrike ($3.8 million) and higher depreciation due to a change in the depreciation rate on well equipment associated with the Company’s working interests ($5.3 million). These increases were partially offset by lower depletion on MWS and oil & gas assets due to lower production and the impact of a weaker Canadian dollar relative to the U.S. dollar.

Depletion Reconciliation — Q4 2014 to Q4 2015

(expressed in millions)

Corporate administration expenses decreased to $2.9 million in the quarter, representing 2.4% of revenue, from $4.4 million in 2014. The decrease is due to lower compensation expense and the impact of the weaker Canadian to U.S. dollar exchange rate as the majority of corporate administration expenses are incurred in Canadian dollars.

Business development expenses reflected a recovery of $0.1 million due to the capitalization of expenses to the mineral interest following the closing of transactions. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and the timing of completing transactions.

Impairments of royalty, stream and working interests were $62.8 million for the three months ended December 31, 2015 (2014 - $31.1 million). The impairment charges were the result of an impairment analysis completed at the end of 2015 due to impairment indicators on the Weyburn and Midale oil interests and the Red Lake (Phoenix) mineral asset.

The impairment charges for the quarter are summarized in the following table:

	2015	2014
Royalty, stream and working interests, net:
Weyburn Unit	$41.3	$—
Midale Unit	7.0	—
Red Lake (Phoenix)	11.4	—
Mine Waste Solutions	—	26.6
Exploration assets	0.1	4.5
Other non-current assets:
Oil well equipment	3.1	—
Total impairment losses	$62.9	$31.1

During 2015, the following were identified as indicators of impairment:

Weyburn Unit

The Company’s interest in the Weyburn Unit comprises an 11.71% net royalty interest (“NRI”), a 0.44% overriding royalty and a 2.56% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Midale Unit

The Company’s interest in the Midale Unit comprises a 1.14% gross override royalty interest and a 1.59% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Red Lake (Phoenix)

On January 11, 2016, the operator of the Red Lake (Phoenix) project, Rubicon Minerals Corporation, released an updated Mineral Resource Statement which reflected a 91% decrease in the Indicated resource category and an 86% decrease in the Inferred resource category over its 2013 Mineral Resource Statement. The Company holds a 2% net smelter return royalty (subject to a buy-back of 0.5%) on certain claims covering the Phoenix Gold project. Management assessed the decline in the Mineral Resource Statement as an indicator of impairment and, accordingly, performed an impairment assessment.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The fair value less costs of disposal (“FVLCD”) for the Weyburn Unit CGU, Midale Unit CGU and Red Lake (Phoenix) royalty was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the production of oil or mining of gold, as appropriate. The estimates of future cash-flows were derived from a model for the Weyburn and Midale Units developed by management using cash-flows prepared by an independent reserve engineer and expected performance based on publicly released technical information to predict future performance. Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts and independent reserve evaluators, where appropriate. The future cash-flows were discounted using a pre-tax discount rate which reflects specific market risk factors associated with gold royalty assets or working interests, respectively.

The key assumptions used in the impairment testing are summarized in the table below:

	2016	2017	2018	2019	2020+
Oil price (C$/boe)	$48.49	$57.16	$61.21	$66.16	$83.43
Weyburn & Midale discount rate	8%	8%	8%	8%	8%
Gold price (US$/oz)	$1,156	$1,174	$1,192	$1,216	$1,201
Red Lake (Phoenix) discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the oil and gold commodity prices and discount rates, which are the key assumptions that impact the impairment calculations. For the Weyburn and Midale Units, the Company assumed a 10% change for the oil equivalent price assumptions, taking the oil price from an average of C$63.29/boe to C$75.09/boe and C$91.77/boe, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate assumption, taking it from 8% to 5% and 11%, while holding all other assumptions constant. For the Red Lake (Phoenix) royalty, the Company assumed a 10% change for the gold price assumption, taking the gold price from an average of $1,188/ounce to $1,069/ounce and $1,307/ounce, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate, taking it from 5% to 2% and 8%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation:

As at December 31, 2015	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$318.3	$62.9
Impairment recorded if, in isolation:
10% decrease in commodity prices
Oil CGUs	$256.8	$107.8
Red Lake (Phoenix)	4.6	12.0
	$261.4	$119.8
10% increase in commodity prices
Oil CGUs	$358.1	$6.4
Red Lake (Phoenix)	5.9	10.8
	$364.0	$17.2
300 basis point decrease to the discount rate
Oil CGUs	$359.6	$4.9
Red Lake (Phoenix)	7.2	9.5
	$366.8	$14.4
300 basis point increase to the discount rate
Oil CGUs	$251.8	$112.7
Red Lake (Phoenix)	3.9	12.8
	$255.7	$125.5

During the year ended December 31, 2014, the following were identified as indicators of impairment:

(i)            MWS

MWS is subject to a stream arrangement that is capped at 312,500 ounces, which has produced at a steady rate since Franco-Nevada acquired the interest. Due to the limited optionality on the stream and its capped nature, management assessed that the reduction in consensus gold price estimates during the relatively fixed life of the asset is an indication of impairment on MWS and, accordingly, performed an impairment assessment.

(ii)        Exploration assets

Franco-Nevada was notified, pursuant to various royalty agreements, that the explorer/operator had abandoned tenements, concessions or ground which was subject to royalty rights held by Franco-Nevada. In these circumstances, Franco-Nevada wrote off the carrying value of the associated exploration assets to nil. For the three and twelve months ended December 31, 2014, the total amount written off was $4.3 million (2013 - $0.2 million) and $4.5 million (2013 - $0.2 million), respectively.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for MWS was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the mining of the MWS tailings. The estimates of future cash-flows were derived from a life-of-mine model developed by Franco-Nevada’s management using MWS’s historical performance to predict future performance.  Based on observable market or publicly available data, Franco-Nevada’s management made assumptions of future gold prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with MWS.

The key assumptions used in the impairment testing are summarized in the table below:

	2015	2016	2017	2018	2019 +
Gold price per ounce	$1,262	$1,276	$1,267	$1,261	$1,277
Discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the gold price and discount rate, which are the key assumptions that impact the impairment calculations. The Company assumed a 10% change for the gold price assumptions, taking the gold price from an average of $1,273 per ounce to $1,146 per ounce and $1,400 per ounce, respectively, while holding all other assumptions constant. In addition, the Company assumed a 250 basis point change for the discount rate assumption, taking it from 5% to 2.5% and 7.5%, respectively, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation, by 10% for commodity prices and 250 basis points for the discount rate.

As at December 31, 2014	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$172.0	$26.6
Impairment recorded if, in isolation:
10% decrease in commodity prices	145.6	53.0
10% increase in commodity prices	198.3	0.3
250 basis point decrease to the discount rate	194.1	4.5
250 basis point increase to the discount rate	153.4	45.2

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other expenses were $2.5 million for Q4 2015 and Q4 2014. The following table provides a list of foreign exchange losses and other expenses incurred for the three months ended December 31, 2015 and 2014.

	Three months ended December 31,
(expressed in millions)	2015	2014	Variance
Foreign exchange loss	$(0.6)	$(1.5)	$0.9
Mark-to-market gain (loss) on warrants	(0.2)	(0.2)	—
(Loss) on sale of gold	(1.7)	(0.8)	(0.9)
	$(2.5)	$(2.5)	$—

Foreign exchange gains and losses include foreign exchange movements related to investments in debt securities, such as treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Finance Costs and Finance Income

Finance income was $2.1 million (2014 - $0.9 million) for the quarter which was earned on our cash equivalents and/or short-term investments. The increase in finance income was due to finance income earned from the True Gold option under the Karma stream agreement. Finance expenses were $1.4 million (2014 - $0.4 million) and consist of the costs of maintaining our credit facility, interest on debt and the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were comprised of standby fees of $0.3 million (2014 - $0.3 million), interest expense of $0.8 million (2014- $Nil) and amortization of issuance costs were $0.3 million (2014 - $0.1 million).  Interest in the amount of $0.6 million associated with the debt was capitalized to the Cobre Panama stream interest.

Income Taxes

Franco-Nevada had an income tax recovery of $4.9 million (2014 — income tax expense of $10.2 million) for the quarter comprised of a current income tax expense of $5.3 million (2014 - $6.9 million) and a deferred income tax recovery of $10.2 million (2014 — deferred income tax expense of $3.3 million) related to our Canadian and Mexican entities.

Net Income

Net loss for the quarter was $31.4 million, or $0.20 per share, compared with a net income of $1.2 million, or $0.00 per share, for the same period in 2014. Adjusted Net Income was $23.7 million, or $0.15 per share, compared with $31.6 million, or $0.20 per share, for Q4 2014.  The decrease in Adjusted Net Income was driven primarily by:

•                  higher depletion expense due to recent acquisitions and lower revenue;

•                  partially offset by lower income tax expense.

Adjusted Net Income Reconciliation — Q4 2014 to Q4 2015

(expressed in millions)

Quarterly Financial Information

Selected quarterly financial information from our financial statements is set out below:

(unaudited, expressed in millions, except per share amounts, Average Gold Price, GEOs, and Margin)1

	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenue	$121.3	$103.7	$109.4	$109.2	$123.0	$107.6	$107.7	$104.1
Costs and expenses[2]	155.7	77.1	78.5	78.8	109.2	61.0	60.1	55.4
Operating income (loss)	(34.4)	26.6	30.9	30.4	13.8	46.6	47.6	48.7
Other income (expenses)	(1.9)	(2.9)	2.0	(2.2)	(2.0)	(0.4)	2.0	1.1
Income tax expense (recovery)	(4.9)	8.5	11.3	9.0	10.2	13.0	12.7	14.4
Net income (loss)	(31.4)	15.2	21.6	19.2	1.2	33.2	36.9	35.4
Basic earnings (loss) per share	$(0.20)	$0.10	$0.14	$0.12	$0.00	$0.22	$0.25	$0.24
Diluted earnings (loss) per share	$(0.20)	$0.10	$0.14	$0.12	$(0.01)	$0.22	$0.25	$0.24
Average Gold Price	$1,104	$1,124	$1,193	$1,219	$1,200	$1,282	$1,289	$1,294
GEOs[3]	106,312	85,637	83,040	85,081	92,774	70,071	64,734	65,836
Adjusted EBITDA[3]	95.8	78.0	82.2	83.3	96.2	88.7	87.2	84.8
Adjusted EBITDA[3] per share	$0.61	$0.50	$0.53	$0.53	$0.62	$0.59	$0.58	$0.58
Margin[3]	79.0%	75.2%	75.1%	76.3%	78.2%	82.4%	81.0%	81.5%
Adjusted Net Income[3]	$23.7	$19.4	$22.9	$22.9	$31.6	$34.5	$36.0	$35.4
Adjusted Net Income[3] per share	$0.15	$0.12	$0.15	$0.15	$0.20	$0.23	$0.24	$0.24

1Due to rounding, amounts may not calculate.

2Includes impairment charges on royalty, stream and working interests.

3GEOs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 47-49 of this MD&A.

Overview of Financial Performance — 2015 to 2014

Average Annual Precious Metal Commodity Prices

Annual Averages		2015	2014	Variance
Gold[1]	($/oz)	$1,160	$1,266	(8.4)%
Silver[2]	($/oz)	15.68	19.05	(17.6)%
Platinum[1]	($/oz)	1,054	1,385	(23.9)%
Palladium[1]	($/oz)	691	803	(13.9)%
Exchange Rates[3]
CAD		0.7820	0.9055	(13.5)%

(1)             Based on London Gold Price PM

(2)             Based on LBMA silver price

(3)             Based on Bank of Canada noon rates

During 2015, average gold prices continued to experience significant volatility, trading between $1,296/oz in January 2015 and $1,049/oz in December 2015, with an average price of $1,160/oz for 2015. This compares to an average gold price of $1,266/oz for 2014, a decrease of 8.4%. The decline in the average gold price occurred primarily as a result of the strengthening of the U.S. dollar, which was due to increasing economic strength in the United States versus concerns over weakening economic performance in Europe and China, as well as the tapering of the monetary stimulus provided by the U.S. Federal Reserve and growing expectations of U.S. interest rate increases starting in late 2015. Platinum and Palladium prices averaged $1,054/oz and $691/oz for 2015 compared to $1,385/oz and $803/oz for 2014, decreases of 23.9% and 13.9%, respectively.

GEOs and Revenue

GEOs have grown from 237,722 in 2011 to 360,070 in 2015 with the majority of growth coming from precious metals assets.

The following table outlines GEOs (excluding oil & gas) and revenue attributable to Franco-Nevada for the twelve months ended December 31, 2015 and 2014 by commodity,  geographical location and type of interest:

For the twelve months ended December 31,

	Gold Equivalents Ounces[1]			Revenue (in millions)
	2015	2014	Variance	2015	2014	Variance
Commodity
Precious Metals
Gold	291,521	238,318	53,203	$337.5	$299.2	$38.3
Silver	30,427	4,266	26,161	34.7	5.1	29.6
PGM	29,335	39,870	(10,535)	33.3	50.5	(17.2)
Precious Metals - Total	351,283	282,454	68,829	405.5	354.8	50.7
Other	8,787	10,961	(2,174)	10.1	13.7	(3.6)
Oil & Gas	—	—	—	28.0	73.9	(45.9)
	360,070	293,415	66,655	$443.6	$442.4	$1.2
Geography
United States	67,806	66,652	1,154	$78.1	$83.4	$(5.3)
Canada	60,677	66,297	(5,620)	97.0	157.5	(60.5)
Latin America	154,805	75,282	79,523	179.7	93.7	86.0
Rest of World	76,782	85,184	(8,402)	88.8	107.8	(19.0)
	360,070	293,415	66,655	$443.6	$442.4	$1.2
Type
Revenue-based	105,085	110,833	(5,748)	$127.7	$156.9	$(29.2)
Streams	222,670	150,087	72,583	257.6	188.6	69.0
Profit-based	18,420	18,578	(158)	32.1	61.2	(29.1)
Other	13,895	13,917	(22)	26.2	35.7	(9.5)
	360,070	293,415	66,655	$443.6	$442.4	$1.2

1                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 28 of this MD&A.

GEOs (excluding oil & gas) and revenue were earned from the following asset classes:

For the twelve months ended December 31,

	Gold Equivalents Ounces[1]			Revenue (in millions)
	2015	2014	Variance	2015	2014	Variance
Commodity
Precious Metals
United States	67,292	66,161	1,131	$77.5	$82.8	$(5.3)
Canada	57,528	66,298	(8,770)	65.4	83.6	(18.2)
Latin America	154,805	75,283	79,522	179.7	93.8	85.9
Rest of World	71,658	74,712	(3,054)	82.9	94.6	(11.7)
Precious Metals - Total	351,283	282,454	68,829	$405.5	$354.8	$50.7
Other	8,787	10,961	(2,174)	10.1	13.7	(3.6)
Oil & Gas	—	—		28.0	73.9	(45.9)
	360,070	293,415	66,655	$443.6	$442.4	$1.2

1                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 28 of this MD&A.

GEO Reconciliation – 2014 to 2015

GEOs earned from precious metal assets increased by 24.4% to 351,283 GEOs in 2015 from 282,454 GEOs in 2014. Growth in GEOs from precious metals was mainly attributable to the addition of the Candelaria and Antamina streams. For 2015, Franco-Nevada earned 18,418 GEOs from our gold NPIs down slightly from 18,577 GEOs earned in 2014.

Revenue from precious metal assets was $405.5 million in 2015 compared with $354.8 million in 2014, an increase of 14.3%.  The increase came from Latin American assets with Antamina and Candelaria contributing $101.6 million (2014 - $23.9 million) and $14.4 million (2014 - $Nil), respectively, in 2015.

U.S. precious metals GEOs increased in 2015 to 67,292 GEOs (2014 - 66,161 GEOs) with revenue slightly lower at $77.5 million (2014 - $82.8 million) as a result of lower average commodity prices.  The growth in GEOs was attributable to higher production from Goldstrike, both from the NSR and NPI (2,875 GEOs), Bald Mountain (1,771 GEOs), Fire Creek/Midas (750 GEOs) and Mesquite (451 GEOs). The increases were partially offset by lower production from Stillwater (4,046 GEOs), Marigold (397 GEOs), Gold Quarry (134 GEOs) and other U.S. assets (139 GEOs). Although production was up by 1.7%, revenue was lower due to lower average commodity prices.

Canadian GEOs and revenue were 57,528 GEOs (2014 — 66,298 GEOs) and $65.4 million (2014 - $83.6 million), respectively, in 2015, representing decreases of 13.2% and 21.8%, respectively. The decrease was attributable to:

•                  lower production at Sudbury (7,926 GEOs), Hemlo (3,146 GEOs) and East Timmins (formerly Golden Highway) (299 GEOs);

•                  partially offset by higher production at Detour Lake (1,317 GEOs), Musselwhite (926 GEOs) and other assets (360 GEOs).

Latin American assets, which include the recent Candelaria and Antamina acquisitions generated 154,805 GEOs (2014 — 75,283 GEOs) and $179.7 million (2014 - $93.8 million) in 2015, with the major contributions as follows:

•                  Candaleria’s production was 86,824 GEOs, or 56.1%, of total GEOs from Latin America and Antamina’s production was 13,021 GEOs, or 8.4%, of total GEOs from Latin America assets;

•                  production from Cerro San Pedro and other assets increased, which resulted in 923 more GEOs  in 2015 when compared to 2014; and

•                  during 2015, 12,297,020 ounces of silver were converted to GEOs, which were received from the Candelaria, Antamina and Cerro San Pedro interests.

Rest of World assets generated 71,658 GEOs (2014 — 74,713 GEOs) and $82.9 million (2014 - $94.6 million) in revenue, decreases of 4.1% and 12.4%, respectively, over 2014 levels, which was attributable to:

•                  two additional months of delivery from Sabodala (3,750 GEOs), higher production from Edikan (468 GEOs) and Duketon (167 GEOs);

•                  offset by lower production from all the other Rest of World assets, being Subika (3,388 GEOs), MWS (1,489 GEOs), Tasiast (1,283 GEOs), Cooke 4 (350 GEOs) and other assets (932 GEOs); and

•                  Revenue was lower due to the lower production and the impact of lower average commodity prices.

Other Minerals generated 8,787 GEOs (2014 — 10,961 GEOs) and $10.1 million (2014 - $13.7 million) in revenue.

Revenue by Commodity

Twelve months ended December 31, 2015	Twelve months ended December 31, 2014

Revenue by Region

Twelve months ended December 31, 2015	Twelve months ended December 31, 2014

Oil & Gas Revenue

Averages ($/bbl)	2015		2014		Variance
Edmonton Light	C$	57.47	C$	93.67	(38.6)%
Quality Differential	C$	(7.54)	C$	(7.97)	(5.4)%
Realized oil price	C$	49.93	C$	85.70	(41.7)%

Oil & gas revenue decreased 62.1% to $28.0 million for 2015 (96% oil and 4% gas) compared with $73.9 million for 2014 (94% oil and 6% gas). The decrease was due to lower average oil prices. Overall production for 2015 was 2.7% lower than 2014.

Revenue from the Weyburn Unit for the period decreased to $21.1 million (2014 - $57.8 million) with $11.4 million earned from the NRI (2014 - $38.5 million), $8.2 million earned from the working interest (2014 - $16.1 million) and $1.5 million earned from the overriding royalties (2014 - $3.2 million). Actual realized price from the NRI was C$50.06/boe for the period, down 43.1%, from the average price of C$87.99/boe for 2014.

Costs and Expenses

Costs and expenses for 2015 were $390.1 million compared to $285.7 million in 2014. The following table provides a list of the costs and expenses incurred for the twelve months ended December 31, 2015 and 2014.

	Twelve months ended December 31,
(expressed in millions)	2015	2014	Variance
Costs of sales	$93.1	$72.9	$20.2
Depletion and depreciation	216.3	163.1	53.2
Corporate administration	15.1	16.4	(1.3)
Business development	2.7	2.2	0.5
Subtotal	$327.2	$254.6	$72.6
Impairment charges	62.9	31.1	31.8
	$390.1	$285.7	$104.4

Costs of sales were $93.1 million for 2015 compared with $72.9 million for 2014.

(expressed in millions)	2015	2014	Variance
Per ounce cost of stream sales	$80.1	$57.7	$22.4
Cost of prepaid ounces	6.6	6.0	0.6
Production taxes	2.6	2.5	0.1
Oil & gas operating costs	3.8	6.7	(2.9)
	$93.1	$72.9	$20.2

The increase of $20.2 million is attributable to higher steam ounces delivered under our stream agreements, with the recent Candelaria and Antamina acquisitions, and more ounces delivered under the Fire Creek/Midas agreement with 7,500 ounces delivered in 2015 compared with 6,750 in 2014. These increases were partially offset by lower oil & gas production costs which benefitted from a weaker Canadian dollar. Franco-Nevada received 222,670 GEOs under its stream agreements compared to 150,087 GEOs received in 2014.

Costs of Sales Reconciliation — 2014 to 2015

(expressed in millions)

Depletion and depreciation totaled $216.3 million in 2015 compared to $163.1 million in 2014. The increase of $53.2 million is mostly due to recent acquisitions: Candelaria ($42.4 million), Antamina ($9.0 million), as well as higher production at Bald Mountain ($4.6 million) and Sabodala ($3.5 million). In addition, the Company adjusted its estimate of the depreciation rate on well equipment associated with its working interests which resulted in an increase to depreciation expense.

Depletion Reconciliation — 2014 to 2015

(expressed in millions)

Corporate administration expenses decreased to $15.1 million, representing 3.4% of revenue, from $16.4 million in 2014. The decrease is due to lower compensation expense and the impact of a weaker Canadian dollar, as the Company incurs the majority of its corporate expenses in Canadian dollars.

Business development expenses were $2.7 million and $2.2 million for the twelve months ended December 31, 2015 and 2014, respectively. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and timing of completing transactions.

Franco-Nevada recorded $62.9 million in impairment charges in 2015. Please refer to the impairment charges section in the fourth quarter discussion above.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other expenses for the year were $5.4 million compared to $1.6 million in 2014. The following table provides a list of the other income/expenses incurred for the twelve months ended December 31, 2015 and 2014.

	Twelve months ended December 31,
(expressed in millions)	2015	2014	Variance
Foreign exchange loss	$(3.6)	$(2.0)	$(1.6)
Mark-to-market gain (loss) on warrants	(0.5)	1.3	(1.8)
(Loss) on sale of gold	(2.2)	(0.9)	(1.3)
Gain on the sale of investments	0.9	—	0.9
	$(5.4)	$(1.6)	$(3.8)

Franco-Nevada recorded a $2.0 million impairment charge (2014 - $0.4 million) on available-for-sale investments related to the continued decline in the fair value of certain equity instruments.

Finance Costs and Finance Income

Finance income was $5.3 million (2014 - $3.9 million) for the year which was earned on our cash equivalents and/or short-term investments.  The increase in finance income was due to a monthly fee earned in connection with the Karma gold stream. Finance expenses were $2.9 million (2014 - $1.6 million) consisting of the costs of maintaining our credit facility, interest charges on the drawdown of funds under the credit facility as well as the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were comprised of standby fees of $1.5 million (2014 - $1.3 million), interest of $0.8 million (2014 - $Nil) and amortization of issuance costs of $0.6 million (2014 - $0.3 million).

Income Taxes

Franco-Nevada had an income tax expense of $23.9 million (2014 — $50.3 million) for the year comprised of a current income tax expense of $26.1 million (2014 - $31.7 million) and a deferred income tax recovery of $2.2 million (2014 — deferred income tax expense of $18.6 million) related to our Canadian, U.S. and Mexican entities.

Net Income

Net income for 2015 was $24.6 million, or $0.16 per share, compared with $106.7 million, or $0.71 per share, for 2014. Adjusted Net Income was $88.9 million, or $0.57 per share, compared with $137.5 million, or $0.91 per share, for 2014. The decrease in Adjusted Net Income was driven primarily by:

•                  higher depletion and costs of sales, both due to the recent Antamina and Candelaria acquisitions;

•                  partially offset by higher revenue and lower income tax expense.

Adjusted Net Income Reconciliation — 2014 to 2015

(expressed in millions)

Financial Condition Review

Summary Balance Sheet and Key Financial Metrics

	As at December 31,
(expressed in millions, except ratios)	2015	2014
Total cash and cash equivalents	$149.2	$592.5
Current assets	274.7	698.9
Non-current assets	3,399.6	2,768.0
Total assets	$3,674.3	$3,466.9
Current liabilities	20.8	21.1
Non-current liabilities	490.5	40.3
Total liabilities	$511.3	$61.4
Total shareholders’ equity	$3,163.0	$3,405.5
Dividends paid (including DRIP)	129.0	118.0
Debt	457.3	—
Total common shares outstanding	156.9	156.5
Key Financial Ratios
Working Capital	$253.9	$677.8
Current Ratio	13.2:1	33.1:1
Debt to equity	0.14:1	0:1

Balance Sheet Review

Total assets were $3,674.3 million at December 31, 2015 compared to $3,466.9 million at December 31, 2014. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents, which reflect our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends. Total liabilities at December 31, 2015 were $511.3 million, comprised primarily of debt of $457.3 million and current and deferred income tax liabilities.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $88.9 million and $93.9 million for the three months ended December 31, 2015 and 2014, respectively. The decrease was attributable to higher cost of sales paid in the quarter compared to the same quarter in 2014.

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $317.2 million and $332.0 million for the year ended December 31, 2015 and 2014, respectively. The decrease was attributable to higher cost of sales paid in 2015 compared to 2014.

Investing Activities

Cash used in investing activities was $963.5 million for the quarter compared to $670.8 million in the same period of 2014. The increase was due to the higher acquisitions of interests in mineral properties in 2015 compared to 2014.

For 2015, cash used in investing activities was $1,045.3 million compared to $815.9 million in

2014. In 2015, Franco-Nevada invested over $1,016.8 million in new stream and royalty transactions as described in the Corporate section above.

Typically Franco-Nevada invests its excess funds in various term deposits, treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds.  As at December 31, 2015, the majority of funds were held in cash deposits with several financial institutions. As at December 31, 2015, investments had various maturities upon acquisition of between 92 and 101 days. Accordingly, as at December 31, 2015, the investments were classified as short-term investments.

Financing Activities

Net cash provided by financing activities was $445.2 million for the quarter compared net cash used of $20.0 million for 2014. The increase in cash provided is attributable to the drawdown of funds under the credit facility.

Financing activities provided $374.1 million in cash in 2015 compared with $394.7 million in 2014. The decrease is due to higher dividend payments in 2015 compared to 2014. Franco-Nevada increased its quarterly dividend in the second quarter of 2015 to $0.21 per share from $0.20 per share.

Cash Resources and Liquidity

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure we have is with respect to the Canada/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of $0.7148 to $0.8527, closing the year at $0.7725, and the Australian dollar traded between $0.6916 and $0.8211.

Management’s objectives when managing capital are to:

(a)         ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and

(b)         ensure that adequate levels of capital are maintained to meet requirements.

As at December 31, 2015, our cash, cash equivalents and short-term investments totaled $168.0 million (December 31, 2014 - $592.5 million).  In addition, we held investments at December 31, 2015 with a combined value of $94.8 million (December 31, 2014 - $67.1 million), of which $64.6 million was held in publicly traded equity instruments (December 31, 2014 - $62.6 million).

Our near-term cash requirements include funding of the Cobre Panama and Karma stream commitments, corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM to which it has the contractual right pursuant to the associated precious metals agreements:

	Attributable Payable Production to be Purchased			Per Ounce Cash Payment [1,2]			Term of	Date of
Interest	Gold	Silver	PGM	Gold	Silver	PGM	Agreement[3]	Contract

Antamina	0%	22.5%[4]	0%	n/a	5%[5]	n/a	40 years	7-Oct-15
Candelaria	68%[6]	68%[6]	0%	$400	$4.00	n/a	40 years	6-Oct-14
Cobre Panama	—%[7]	—%[8]	0%	$406	$6.09	n/a	45 years	2-Nov-15
Karma	4.875%[9]	0%	0%	20%[10]	n/a	n/a	40 years	11-Aug-14
Palmarejo	50%	0%	0%	$400	n/a	n/a	Life-of-Mine[11]	20-Jan-09
Guadalupe	50%	0%	0%	$800	n/a	n/a	40 years	2-Oct-14
Sabodala	6%[12]	0%	0%	20%[13]	n/a	n/a	40 years	12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years[14]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years	5-Nov-09
Sudbury[15]	50%	0%	50%	$400	n/a	$400	40 years	15-Jul-08
Antapaccay	—%[16]	—%[17]	0%	20%[18]	20%[19]	n/a	40 years	10-Feb-16

1                   Subject to an annual inflationary adjustment except for Antamina, Karma, Guadalupe, Sabodala and Antapaccay.

2                   Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.

3                   Subject to successive extensions.

4                   Subject to a fixed payability of 90%. Percentage decreases to 15.0% after 86,000,000 ounces of silver has been delivered under the agreement.

5                   Purchase price is 5% of the average silver price at the time of delivery.

6                   Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.

7                   Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

8                   Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver

9                   Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.

10              Purchase price is 20% of the average gold price at the time of delivery.

11              Agreement is capped at 400,000 ounces of gold.

12              Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.

13              Purchase price is 20% of prevailing market price at the time of delivery.

14              Agreement is capped at 312,500 ounces of gold.

15              The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

16              Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

17              Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

18              Purchase price is 20% of the spot price of gold until 750,000 ounces of gold has been delivered, thereafter the purchase price is 30% of the spot price of gold.

19              Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver has been delivered, thereafter the purchase price is 30% of the spot price of silver.

Cobre Panama Stream Agreements

The Company has funding commitments under the Cobre Panama stream agreement as described in the Corporate section above.

Capital Resources

As of March 10, 2016, an amount of $770.0 million, or its Canadian dollar equivalent, is available under our unsecured credit facility.  Advances under the facility bear interest depending upon the currency of the advance and leverage ratio.  In 2015, Franco-Nevada increased its credit facility from $500.0 million to $1.0 billion and extended the maturity to November 12, 2020. As of March 10, 2016, U.S. and Canadian dollar advances under the facility would bear interest rates of 3.95% and 2.90%, respectively. We can also draw funds using LIBOR 30-day rates plus 120 basis points under our credit facility.

Standby fees of $1.5 million (2014 - $1.3 million), interest of $1.5 million (2014 - $Nil) and amortization of issuance costs of $0.6 million (2014 - $0.3 million) were incurred and paid for the twelve months ended December 31, 2015.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of the Company’s royalty, stream and working interests, the depreciation of oil & gas well equipment, and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and depreciation and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Non-Current Assets

Assessment of impairment of royalty, stream, working interests and investments measured at cost requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream, working interests and/or investments measured at cost. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value (“NAV”) multiples, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The determination of the ability of the Company to utilize deductible temporary differences and tax loss carry-forwards against taxable profits and taxable temporary differences in future periods requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is probable that sufficient taxable profits and taxable temporary differences will be available to utilize the benefits of deductible temporary differences and tax loss carry-forwards. This assessment is based on forecasted cash flows. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of the utilization of deductible temporary differences and tax loss carry-forwards.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 “Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16.

The Company is currently assessing the impact of IFRS 9, IFRS 15 and IFRS 16 on the consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares is included in our Annual Information Form for the year ended December 31, 2015, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 9, 2016, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	177,282,366
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,752
Issuable upon exercise of Franco-Nevada options(2)	1,592,480
Issuable upon exercise of special warrant(3)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	158,712
Diluted common shares	187,544,310

Notes:

(1)  The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)  There were 1,592,480 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$65.76 per share.

(3)  In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied earlier in 2014.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control — Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2015.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a — 15(e) and Rule 15d — 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2015, Franco-Nevada’s disclosure controls and procedures were effective.

For the three months and year ended December 31, 2015, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2015.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•                  Income tax expense/recovery;

•                  Finance expenses;

•                  Finance income;

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Depletion and depreciation; and

•                  Non-cash costs of sales.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2015	2014	2015	2014
Net Income (Loss)	$(31.4)	$1.2	$24.6	$106.7
Income tax expense (recovery)	(4.9)	10.2	23.9	50.3
Finance costs	1.4	0.4	2.9	1.6
Finance income	(2.1)	(0.9)	(5.3)	(3.9)
Depletion and depreciation	65.8	48.9	216.3	163.1
Non-cash costs of sales	1.6	2.6	6.6	6.0
Impairment charges	62.8	30.9	62.9	31.1
Impairment of investments	0.1	0.4	2.0	0.4
Foreign exchange (gains)/losses and other (income)/expenses	2.5	2.5	5.4	1.6
Adjusted EBITDA	$95.8	$96.2	$339.3	$356.9
Basic Weighted Average Shares Outstanding	156.9	156.2	156.8	150.5

Basic EPS	$(0.20)	$0.01	$0.16	$0.71
Income tax expense (recovery)	(0.03)	0.07	0.15	0.33
Finance costs	0.01	—	0.02	0.01
Finance income	(0.01)	(0.01)	(0.03)	(0.02)
Depletion and depreciation	0.42	0.31	1.38	1.08
Non-cash costs of sales	0.01	0.02	0.04	0.04
Impairment charges	0.40	0.20	0.40	0.21
Impairment of investments	—	—	0.01	—
Foreign exchange (gains)/losses and other (income)/expenses	0.01	0.02	0.03	0.01
Adjusted EBITDA per share	$0.61	$0.62	$2.16	$2.37

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except Margin)	2015	2014	2015	2014
Net Income (Loss)	$(31.4)	$1.2	$24.6	$106.7
Income tax expense (recovery)	(4.9)	10.2	23.9	50.3
Finance costs	1.4	0.4	2.9	1.6
Finance income	(2.1)	(0.9)	(5.3)	(3.9)
Depletion and depreciation	65.8	48.9	216.3	163.1
Non-cash costs of sales	1.6	2.6	6.6	6.0
Impairment charges	62.8	30.9	62.9	31.1
Impairment of investments	0.1	0.4	2.0	0.4
Foreign exchange (gains)/losses and other (income)/expenses	2.5	2.5	5.4	1.6
Adjusted EBITDA	$95.8	$96.2	$339.3	$356.9
Revenue	121.3	123.0	443.6	442.4
Margin	79.0%	78.2%	76.5%	80.7%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2015	2014	2015	2014
Net Income (Loss)	$(31.4)	$1.2	$24.6	$106.7
Foreign exchange (gains)/losses and other (Income)/expenses, net of income tax	1.0	1.1	5.6	1.6
Mark-to-market changes on derivatives, net of income tax	0.2	0.1	0.4	(1.1)
Impairment charges, net of income tax	50.6	29.4	50.6	29.5
Impairment of investments, net of income tax	—	0.4	1.8	0.4
Indexation adjustment	—	(0.6)	(0.4)	0.4
Valuation allowance	—	—	0.9	—
Impact of change in depreciation rate	4.0	—	4.0	—
Impact of tax rate increases	(0.7)	—	1.4	—
Adjusted Net Income	$23.7	$31.6	$88.9	$137.5
Basic Weighted Average Shares Outstanding	156.9	156.2	156.8	150.5

Basic EPS	$(0.20)	$0.01	$0.16	$0.71
Foreign exchange(gains)/losses and other (income)/expenses, net of income tax	0.01	0.01	0.04	0.01
Impairment charges, net of income tax	0.32	0.19	0.32	0.20
Indexation adjustment	—	(0.01)	—	(0.01)
Valuation allowance	—	—	0.01	—
Impact of change in depreciation rate, net of income tax	0.03	—	0.03	—
Impact of tax rate increases	(0.01)	—	0.01	—
Adjusted Net Income per share	$0.15	$0.20	$0.57	$0.91

Cautionary Statement on Forward Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces (“GEOs”) will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United

States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.